

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

<u>Via E-mail</u>
Mr. Jeffrey Lasher
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

> **Re: Crocs, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 0-51754**

Dear Mr. Lasher:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2014 to 2013, page 42

1. We note your abbreviated discussion and analysis of income tax benefit/(expense) for fiscal years 2014 and 2013 on page 42. Based on your effective tax rate reconciliation within Note 12, it appears there are other material factors impacting your income tax benefit/(expense) that should be included in MD&A so that readers can fully understand the variances and assess the continuing impact. For example, it appears the discussion should address the following items:
    - the impact of state taxes increased from .6% to over 30%,
    - the impact of differing tax rates increased from 47% to 62%,
    - the impact of non-deductible expenses increased from 3% to 115%,

- the impact of US taxes on foreign earnings changed from 38% to (74%),

Also, please explain how you calculated the impact of valuation allowance changes to be 62.8% and explain in detail the 294% impact of uncertain tax positions and the potential impact of this item on future tax provisions. Material items that are not expected to recur should be highlighted in your disclosure. The disclosure should fully explain why your effective tax rate changed from 82% in 2013 to 42% in 2014. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Item 8: Financial Statements and Supplementary Data
Note 1 – Organization & Summary of Significant Accounting Policies, F-9

2. We note your disclosure on page F-9 whereby you recorded a reserve for doubtful accounts in your Asia Pacific segment of $11.5 million, primarily as a result of delayed payments from your partner stores in China and Southeast Asia. We further note that in your Q4 earnings release you state that, *"In China, the core issue that we've been addressing is that our distributor partners collectively overestimated sales demand, purchasing too much product from us in the first half of 2014. In the second half of 2014, we worked closely with our partners to address excess inventory in the marketplace."* In light of these facts, please expand and tell us about the timing and the nature of the circumstances that resulted in the delayed payments by your distributors. Furthermore, please clarify whether the delayed payments were directly linked to the excess product purchased. Explain the resulting impact this had on your allowance for doubtful accounts balance as of December 31, 2014, given the significant increase to $13.6 million as of December 31, 2014, when compared to the balance as of December 31, 2013, of $3.7 million as disclosed in your Note 11. In providing your responses, please also expand on how you worked with your partners to address the excess inventory in the marketplace and whether you provided any concessions to your partners on existing terms, whether there has been a prior history in doing so, and whether you expect to continue to do so in the future. In your response, please address all relevant factors you considered in making the substantial fourth quarter increase to the Note 11 allowance, ensuring the timing of the charge is adequately supported. Please provide us with your account receivable aging statistics for each quarter in 2014 and the first 2 quarters of 2015, so we can better understand your accounting. Further, please tells us how much of your December 31, 2014, accounts receivable were subsequently collected in cash as of June 30, 2015. Please also provide a rollforward of the activity in your allowance for doubtful accounts covering the first two quarters of 2014 and 2015. We may have further comment.

3. We note your disclosure on page F-9, whereby you recorded a reserve for rebates on a consolidated basis of $11.6 million as of December 31, 2014, primarily related to your Asia Pacific region. We further note that as of December 31, 2013, your rebate reserve was only $1.4 million. In light of this, please provide us with a description of the types of rebate incentive and other sales incentive arrangements Crocs Inc. enters into and how Croc's Inc. accounts for them. In providing your response, please better explain to us why there has been a significant increase when compared to the prior year and whether

you expect this higher reserve on rebates or other incentives to continue in the future. Identify the specific events and circumstances occurring in the fourth quarter that necessitated the substantial increase in the reserve. Provide the statistical metrics you considered in materially increasing the reserve. Please also provide a rollforward of the activity in the total consolidated reserve for rebates for each quarter in 2014 and the first two quarters of 2014 and 2015. We may have further comment.

Note 2 – Inventories, page F-19

4. We note your disclosure that Crocs Inc. recorded approximately $11.5 million of inventory write downs related to obsolete inventory for the year ended December 31, 2014. We further note that the charge appears to have been recognized in the fourth quarter of 2014, based on your disclosures in your 2014 interim reports. As such, please discuss in detail the facts and circumstances that led to this obsolete inventory charge and how it culminated in being recognized in the fourth quarter of 2014. Furthermore, given your disclosure in your Critical Accounting Policies and Estimates on page 61, where you state that you evaluate your inventory for events and circumstances at least annually and more frequently if events or circumstances indicate that the fair value is less than carrying value, please tell us Crocs Inc.'s specific considerations and the controls and procedures relied on in concluding that the charge should not have been recorded earlier in the fiscal year. Please also tell us what consideration was given to the guidance in ASC 330-10-55-2 in your analysis. In that regard, we note that the events that led to the charge are primarily attributed to certain Chinese distributors, which as previously disclosed had purchased excess inventory in the first half of 2014. Please also provide a rollforward of the activity in the total consolidated inventory reserve for each quarter in 2014 and the first two quarters of 2014 and 2015. Please tell us how you subsequently disposed of the impaired inventory and whether there was a material impact on the operating income or gross margins reported by any of your segments during 2015. We may have further comment.

Note 11 – Allowances, page F-35

5. We note that your sales returns allowance increased from $6.9 million as of December 31, 2013, to $18.8 million as of December 31, 2014. In light of this, please explain in detail the facts and circumstances that drove this change given that it appears that you consider actual returns subsequent to the interim or annual period in estimating your sales return allowance for that respective period, as disclosed on page 60 in your Critical Accounting Policies and Estimates. As a result, please tell us whether there has been an increase in outstanding customer returns and whether this may be an expected trend that management anticipates in the future. Please also provide a rollforward of the activity in the total consolidated sales returns allowance for each quarter in 2014 and the first two quarters of 2014 and 2015.

Note 12 – Income Taxes, page F-39

6. We note your disclosure on page F-36, in which it appears that there was a net increase of approximately $0.4 million in your valuation allowance on your deferred tax assets. However, your effective tax rate reconciliation indicates that the change in the valuation allowance impacted the reconciliation by approximately $5.4 million. Further on page F-39, the changes disclosed related to the reconciliation of unrecognized tax benefits for the settlements of $20.2 million and the gross decreases in your uncertain tax positions related to the remaining items of $3 million do not appear to correspond to the amounts in your rate reconciliation for similar captions. Specifically, your effective tax rate reconciliation indicates that the changes for the uncertain tax positions impacting your rate reconciliation are approximately $25.1 million and the changes as a result of audit settlements are approximately $13.4 million. As such, please provide us with an understanding of the differences impacting both schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief